

Mail Stop 3561

November 13, 2009

<u>VIA U.S. MAIL AND FACSIMILE</u>

Sang-Chul Kim
Chairman
North Shore Acquisition Corp.
545-7 Dogok-Dong
SoftForum B/D, 7th Floor
Gangnam-Gu, Seoul Korea 135-270

> **Re:** **North Shore Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed: November 6, 2009**
> **File No. 000-52875**

Dear Mr. Kim:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Notice of Special Meeting of Stockholders, page 1</u>

1. We note your disclosure in the first sentence of the fourth full paragraph on page 2. Please revise this paragraph to add disclosure that it appears that North Shore will not consummate a business combination within the time allotted in its certificate of incorporation.

Sang-Chul Kim
North Shore Acquisition Corp.
November 13, 2009
Page 2

Summary, page 15
North Shore's Recommendation to Stockholders, page 19

2. We note the first sentence of the third full paragraph of this section. Please delete or revise this sentence to remove the language which limits the reliance on the opinion by stockholders or please advise.

Annex B

3. We note the first sentence of the last paragraph of the opinion. Please revise this sentence to remove the language which limits the reliance on the opinion by stockholders or please advise.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tarik Gause at (202) 551-3528 or me at (202) 551-3574 with any questions.

Regards,

Julie F. Rizzo
Attorney-Advisor

cc: Samuel Asher Effron, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C
        (212) 983-3115 *(facsimile)*